UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Voyager Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

92915B106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92915B106	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,428,933
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,428,933
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,428,933
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 38,607,346 shares of common stock issued and outstanding as of November 4, 2022, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 92915B106	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures GP III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,428,933
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,428,933
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,428,933
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 92915B106	SCHEDULE 13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS TRV GP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,428,933
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,428,933
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,428,933
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 92915B106	SCHEDULE 13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Robert I. Tepper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 36,701
	6.	SHARED VOTING POWER 5,428,933
	7.	SOLE DISPOSITIVE POWER 36,701
	8.	SHARED DISPOSITIVE POWER 5,428,933
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,465,634
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2% (1)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 92915B106	SCHEDULE 13G	Page 6 of 9 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Voyager Therapeutics, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

75 Sidney Street Cambridge, MA 02139

Item 2.		Filing Person
	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Third Rock Ventures III, L.P. (“TRV III”);

(ii)  Third Rock Ventures GP III, L.P. (“TRV GP III”), which is the sole general partner of TRV III;

(iii)  TRV GP III, LLC (“TRV GP III LLC”), which is the sole general partner of TRV GP III; and

(iv) Robert I. Tepper (“Tepper,” and collectively with TRV III, TRV GP III and TRV GP III LLC, the “Reporting Persons”), the managing member of TRV GP III LLC.

The address of the principal business office of each of the Reporting Persons is Third Rock Ventures, LLC, 201 Brookline Ave, Suite 1401, Boston, MA 02215.

Each of TRV III and TRV GP III is a Delaware limited partnership. TRV GP III LLC is a Delaware limited liability company. Tepper is a United States citizen.

	(d)	Title of Class of Securities:
Common stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number: 92915B106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 92915B106	SCHEDULE 13G	Page 7 of 9 Pages

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	TRV III directly owns 5,428,933 shares of Common Stock (the “Shares”), which represents approximately 14.1% of the outstanding shares of Common Stock.

		(ii)	TRV GP III is the general partner of TRV III and may be deemed to beneficially own the Shares.

		(iii)	TRV GP III LLC is the general partner of TRV GP III and may be deemed to beneficially own the Shares.

		(iv)	As a managing member of TRV GP III LLC, Tepper may be deemed to beneficially own the Shares. Additionally, as of December 31, 2022, Tepper directly owns 36,701 shares of Common Stock. As a result, Tepper may be deemed to beneficially own an aggregate of 5,465,634 shares of Common Stock, which represents approximately 14.2% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
TRV III	0	5,428,933	0	5,428,933
TRV GP III	0	5,428,933	0	5,428,933
TRV GP III LLC	0	5,428,933	0	5,428,933
Tepper	36,701	5,428,933	36,701	5,428,933

(i) Sole power to vote or direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 38,607,346 shares of common stock issued and outstanding as of November 4, 2022, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on November 8, 2022.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

CUSIP No. 92915B106	SCHEDULE 13G	Page 8 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. 92915B106	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

THIRD ROCK VENTURES III, L.P.

By: THIRD ROCK VENTURES GP III, L.P.,
General Partner

By: TRV GP III, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

THIRD ROCK VENTURES GP III, L.P.

By: TRV GP III, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

TRV GP III, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

ROBERT I. TEPPER

/s/ Kevin Gillis, As attorney-in-fact
Robert I. Tepper